EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016, and 2015, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated April 2, 2018, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of April 2, 2018, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this MD&A are expressed in US dollars, unless otherwise noted. Please refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2017	Fourth Quarter 2016	Change	Year 2017	Year 2016	Change
Operating
Tonnes Milled	129,555	134,668	-4%	541,935	544,336	0%
Silver Ounces Produced	319,678	419,355	-24%	1,394,203	1,612,060	-14%
Gold Ounces Produced	1,472	2,581	-43%	7,935	7,119	11%
Copper Pounds Produced	1,108,800	755,645	47%	4,373,166	4,206,585	4%
Silver Equivalent Ounces[1] Produced	637,012	707,775	-10%	2,700,585	2,679,334	1%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	597,285	644,479	-7%	2,245,946	2,035,618	10%
Cash Cost per Silver Equivalent Ounce[2,3]	$7.90	$8.62	-8%	$8.65	$8.48	2%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$9.23	$10.01	-8%	$10.11	$10.34	-2%
Average Realized Silver Price per Ounce	$16.65	$16.69	0%	$17.05	$17.71	-4%
Average Realized Gold Price per Ounce	$1,278	$1,194	7%	$1,268	$1,258	1%
Average Realized Copper Price per Tonne	$6,784	$5,313	28%	$6,251	$4,850	29%
Financial
Revenues	$8,883,647	$9,048,747	-2%	$33,358,641	$30,105,336	11%
Mine Operating Income	$3,363,245	$2,692,056	25%	$11,383,511	$10,944,536	4%
Net Income (Loss)	$1,496,381	$950,770	57%	$2,653,461	$1,503,531	76%
Cash	$3,419,532	$11,779,718	-71%	$3,419,532	$11,779,718	-71%
Working Capital	$16,402,359	$23,306,043	-30%	$16,402,359	$23,306,043	-30%
Per Share Amounts
Earnings (Loss) per Share ("EPS") – Basic	$0.03	$0.02	50%	$0.05	$0.04	25%
Cash Flow per Share (YTD)[3] – Basic	$0.05	$0.02	150%	$0.13	$0.11	18%

1. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the year ended December 31, 2017, the Company produced 9,782 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 3,167 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $24,845,362 on the sale of 9,140 tonnes of Avino Mine bulk copper/silver/gold concentrate and $8,513,279 on the sale of 2,895 tonnes of San Gonzalo bulk silver/gold concentrate, net of penalties, treatment costs and refining charges, for a mine operating income of $11,383,511. Metal prices for revenues recognized during the twelve months ended December 31, 2017, averaged $17.05 per ounce of silver, $1,268 per ounce of gold, and $6,251 per tonne of copper. In 2017, the Company produced and sold 73,460 silver equivalent (“AgEq”) ounces of low grade zinc concentrate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Consolidated cash cost per silver equivalent AgEq ounce for the year ended December 31, 2017, was $8.65, while consolidated all-in sustaining cash cost per AgEq ounce was $10.11.

The Company’s cash balance at December 31, 2017, totaled $3,419,532 compared to $11,779,718 at December 31, 2016. Working capital totaled $16,544,762 at December 31, 2017, compared to $23,306,043 at December 31, 2016.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2017, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated 2017 Production Highlights

Comparative production results from the Avino Mine and San Gonzalo Mine for the year 2017 and the year 2016 are presented below:

	2017	2016	% Change
Total Silver Produced (oz) calculated	1,394,203	1,612,060	-14%
Total Gold Produced (oz) calculated	7,935	7,119	11%
Total Copper Produced (lbs) calculated	4,373,166	4,206,585	4%
Total Silver Eq. Produced (oz) calculated[1]	2,700,585	2,679,334	1%

1 In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Consolidated Fourth Quarter 2017 Production Highlights

Comparative production results from the Avino Mine and San Gonzalo Mine for the fourth quarter of 2017 and the fourth quarter of 2016 are presented below:

	Q4 2017	Q4 2016	% Change
Total Silver Produced (oz) calculated	319,678	419,355	-24%
Total Gold Produced (oz) calculated	1,472	2,581	-43%
Total Copper Produced (Lbs) calculated	1,108,800	755,645	47%
Total Silver Eq. Produced (oz) calculated[1]	637,012	707,775	-10%

1 In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Avino Mine Production Highlights

Comparative figures for the years ended December 31, 2017, and December 31, 2016, as well as the fourth quarter 2017 and the fourth quarter of 2016 for the Avino Mine are as follows:

	Q4 2017	Q4 2016	% Change	Year 2017	Year 2016	% Change	Notes
Tonnes Mined	111,040	103,266	8%	462,279	450,281	3%	1,7
Underground Development (m)	648	756	-14%	2,898	4,005	-28%	1,7
Mill Availability (%)	90.3	95.6	-6%	95.5	94.0	2%	2
Total Mill Feed (dry tonnes)	109,088	101,157	8%	460,890	429,289	7%	3,8
Feed Grade Silver (g/t)	50	65	-23%	64	67	-4%	4,9
Feed Grade Gold (g/t)	0.322	0.69	-53%	0.516	0.42	23%	4,9
Feed Grade Copper (%)	0.523	0.37	41%	0.484	0.50	-3%	4,9
Recovery Silver (%)	87%	85%	2%	85%	85%	0%	5
Recovery Gold (%)	69%	69%	0%	69%	64%	8%	5
Recovery Copper (%)	88%	91%	-3%	89%	90%	-1%	5
Copper Concentrate (dry tonnes)	2,281	2,094	9%	9,782	9,390	4%	6,10
Copper Concentrate Grade Silver (kg/t)	2.09	2.67	-22%	2.56	2.62	-2%	6,10
Copper Concentrate Grade Gold (g/t)	10.59	22.87	-54%	16.72	12.23	37%	6,10
Copper Concentrate Grade Copper (%)	22.05	16.37	35%	20.28	20.32	0%	6,11
Total Silver Produced (kg)	4,756	5,584	-15%	24,990	24,552	2%	6,11
Total Gold Produced (g)	24,161	47,891	-50%	163,582	114,812	42%	6,11
Total Copper Produced (Kg)	502,944	342,755	47%	1,983,637	1,908,077	4%	6,11
Total Silver Produced (oz) calculated	152,908	179,536	-15%	803,438	789,372	2%	6,11
Total Gold Produced (oz) calculated	777	1,540	-50%	5,259	3,691	42%	6,11
Total Copper Produced (Lbs) calculated	1,108,800	755,645	47%	4,373,166	4,206,585	4%	6,11
Total Silver Equivalent Produced (oz) calculated	417,182	394,149	6%	1,911,428	1,606,272	19%	6,11

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Fourth Quarter 2017 Production Highlights

1.	Tonnage mined increased by 8%, whereas the underground development decreased by 14% as we transitioned to production mining on the levels that have already been developed to provide mill feed on a sustained basis.
2.	Mill availability was down 6% for the quarter due to the downtime associated with the commissioning of the new HP5 crusher in October.
3.	Tonnage processed increased by 8% as Mill Circuit 2 was dedicated to processing Avino material rather than the San Gonzalo for the entire quarter.
4.	Feed material for the quarter primarily came from the main Avino vein, resulting in higher copper, and lower gold and silver, and therefore reflective of the changes of 41%, -53%, and -23%, respectively.
5.	With the change in feed and minerology, copper recovery was down 3%, no change in gold recovery and silver recovery increased by 2%.
6.	The changes in the quality of the mill feed resulted in 9% more concentrate produced and the grade of copper increased by 35%, whereas the gold and silver grades decreased by 54% and 22%, respectively. In addition, copper production increased by 47%, gold decreased by 50% and silver decreased by 15%, resulting in an increase of 6% in silver equivalent ounces for the quarter.

Avino Mine 2017 Year-End Production Highlights

7.	The year over year change in mined tonnes and development is attributed primarily to the transition from development to production mining.
8.	Tonnage processed increased by 7% as Mill Circuit 2 was used exclusively to process Avino material.
9.	Gold feed grade increased by 23%, whereas copper and silver decreased by 3% and 4%, respectively; the changes in grades are due to the mineralisation in the areas being mined.
10.	Concentrate production increased by 4% with little to no change in the copper and silver grades; however, the gold grade increased by 37% due to the higher mill feed.
11.	Gold production increased by 42%, copper by 4%, and silver by 2%, resulting in 19% more silver equivalent ounces of production.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

San Gonzalo Mine Production Highlights

Comparative figures for the years ended December 31, 2017, and December 31, 2016, as well as the fourth quarter 2017 and the fourth quarter of 2016 for the San Gonzalo Mine are as follows:

	Q4 2017	Q4 2016	% Change	2017	2016	% Change	Notes
Tonnes Mined	17,640	29,678	-41%	80,587	108,943	-26%	1
Underground Advancement (m)	712	1,062	-33%	3,379	4,433	-24%	1
Mill Availability (%)	95.3	94.1	1%	95.4	94.4	1%
Total Mill Feed (dry tonnes)	20,467	33,511	-39%	81,045	115,047	-30%	2,6
Feed Grade Silver (g/t)	290	262	11%	269	267	1%	4,7
Feed Grade Gold (g/t)	1.36	1.16	17%	1.32	1.25	6%	4,7
Recovery Silver (%)	87%	85%	2%	84%	83%	1%	4
Recovery Gold (%)	77%	83%	-7%	78%	74%	5%	4
Bulk Concentrate (dry tonnes)	891	1,130	-21%	3,167	4,115	-23%	3,8
Bulk Concentrate Grade Silver (kg/t)	5.82	6.60	-12%	5.80	6.22	-7%	3
Bulk Concentrate Grade Gold (g/t)	24.26	28.6	-15%	26.27	25.90	1%	3
Total Silver Produced (kg)	5,187	7,459	-30%	18,375	25,588	-28%	5,9
Total Gold Produced (g)	21,612	32,379	-33%	83,215	106,599	-22%	5,9
Total Silver Produced (oz) calculated	166,770	239,819	-30%	590,765	822,689	-28%	5,9
Total Gold Produced (oz) calculated	695	1,041	-33%	2,675	3,427	-22%	5,9
Total Silver Equivalent Produced (oz) calculated	219,830	313,626	-30%	789,157	1,073,062	-26%	3,9

* In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

San Gonzalo Mine Fourth Quarter 2017 Production Highlights

1.	Tonnage mined and underground advancement decreased by 41% and 33%, respectively, as there were fewer blocks available for mining and development work.
2.	Tonnage processed decreased by 39% as Mill Circuit 2 was used entirely for Avino material.
3.	The lower tonnage throughput resulted in 30% fewer silver equivalent ounces produced and 21% less concentrate tonnage.
4.	Silver and gold feed grades increased by 11% and 17%, respectively, and the recovery for silver was up 3% whereas gold decreased by 7%.
5.	As a result of the above factors the silver and gold production decreased by 30% and 33%, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

San Gonzalo Mine 2017 Year-End Production Highlights

6.	Tonnage processed for the year decreased by 30% as Circuit 2 was used for processing Avino Mine Material, whereas in 2016, there were some months when this circuit was used for San Gonzalo material.
7.	Silver and gold feed grades increased slightly by 1% and 6%, respectively, as less marginal material was processed.
8.	The lower tonnage throughput resulted in 23% lower concentrate tonnage.
9.	Silver and gold production decreased by 28% and 22%, respectively, resulting in an overall decrease of 26% in silver equivalent ounces produced in 2017.

Plant and Mine Expansion Updates

Mill Expansion – Mill Circuit 4

In January 2017, Avino announced plans to further expand the mill to an overall throughput capacity of 2,800 tonnes per day. The addition of Mill Circuit 4, which will be an exact duplication of Mill Circuit 3, commenced in January 2017, and was expected to take approximately one year to complete. As at the end of December 31, 2017, Mill Circuit 4 was approximately 90% complete. The outstanding items at year end were the installation of the filter press for the concentrate and the flotation cells. Mill Circuit 4 is expected to be completed by the first quarter of 2018 with commissioning to take place using mill feed from the historic Avino Mine stockpiles. It is planned that Mill Circuit 4 will be used to process material from the Avino Mine.

Zinc Circuit

The Company continued its testing program for the recovery of zinc from the San Gonzalo tailings throughout the fourth quarter. The results are currently being evaluated, as the production of silver and gold by-products indicates positive returns on this program. The product has been, and continues to be marketable, with zinc grades between 20 and 25%, silver grades of approximately 1200 g/t silver and gold grades of between 4 and 6 g/t gold. On a monthly basis, about 50 to 70 tonnes of zinc concentrate are produced. In 2017, the Company produced and sold 73,460 AgEq ounces of low grade zinc concentrate.

Alternative Tailings Disposal

Management retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out, resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway. This is based on using the thickened tails as backfill for ground support underground for the mined out stopes and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (“TSF”). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily defer construction of the new TSF to further understand this alternative, and, if the plan is agreed to by the Company, a follow up site visit will be planned for implementation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

The advantages of this alternative method of tailings disposal include, but are not limited to:

•	Limited ground disturbance and capital expenditures
•	Reduced footprint on surface from future mining
•	Increased tailings storage capacity with minimal permitting requirements
•	Lowered risk of social and community issues

Exploration

In September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET Mine, which is the area of current production; both areas are part of the Avino Mine. The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth, and was largely underexplored. The 22-hole program, comprising approximately 3,374 metres, was extended from the original 18-hole program to fully evaluate the tonnage and the grade of the new area of the Avino Vein System, and was completed in August 2017. The drill results support the continuation of the extensive Avino vein system. This new area is close to surface and accessible from the existing Avino Mine underground workings.

Additional drilling around the Avino Vein in 2017 was focused on the El Chirumbo and San Juventino areas. The historic El Chirumbo area is located at the east end of the Avino vein. It was previously mined prior to 1940, and is characterized by gold-rich mineralization in narrow veins. In 2017, ten (10) diamond drill holes were completed totalling approximately 2,000 metres. An additional five holes totaling 1,300 metres were drilled at the San Juventino area which is located where the Avino-San Juventino and Footwall Breccia intersect north of the main Avino Vein system.

New Drill Programs Targeting Three Areas of Potential Mineralization

The Company has commenced new drill programs on the Avino property, which are targeting three areas of mineralization.

The first area of drilling is located on surface at the west end of the San Gonzalo Mine, and comprises six (6) holes for a total of 1,200 metres of NQ drilling. The second area is situated where the Avino-San Juventino and the Footwall Breccia intersect, and consists of five (5) holes for a total of 1,300 metres.

The third area is located in the historical El Chirumbo mining area, which is located at the east end of the Avino Vein System, and comprises ten (10) holes for a total of 2,000 metres of NQ drilling. This area was previously mined between 1930 and 1940, is characterized by gold-rich mineralization in a narrow vein (1 metre in width); therefore, the Company believes there is potential to extend the mineralisation.

These three areas are all outside of the existing active mining areas, and have the potential to extend resources.

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted for assaying, and the other half is retained on-site for verification and reference. Samples from diamond drill holes were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

During the year, the Company completed its review of potential scenarios for developing a long term mine operating plan. The original phased plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our site management identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the consultant’s recommendations were to construct a new tunnel on the 800 level, due to the age and limiting size of the original main access tunnel. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level.

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long term development of the mine to depth. The portal entrance would be near the mill, and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be made safe, and would still be used for ventilation, secondary egress, and mine water drainage.

The proposed new mine plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall, and mineralization are conducive to this method, which should be safer and more productive than the shrinkage and cut & fill mining methods used in the past. Combined with the larger new tunnel, the mining operation should be more mechanized and efficient than in the past and enable operating at a higher mining rate.

Drilling Program

In December 2017, the Company announced that plans have been finalised for an 8,000 metre drill program to commence early January 2018. This drill program will be aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update.

The program will consist of 8,000 metres of drilling, and will focus on 9 gold-bearing veins containing existing resources as defined in the NI 43-101 Updated Resource Estimate completed in October 2016. This program is designed to delineate additional resources above the 800 level in the vicinity of previously reported gold resources. The program has been designed by Bralorne’s independent consultant with the assistance of Bralorne geologists. This program will also include two geotechnical holes to provide information for the engineering design of the proposed new tunnel on the 800 level.

Environmental & Permitting Progress

In November, the Company received an approved Permit Amendment from the Ministry of Energy, Mines and Petroleum Resources (“MEM”). The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion. A surface drilling program is underway, and an underground drill program is being planned to update and increase the confidence in the resource base.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Processing Plant and Infrastructure

During the year, an independent consulting engineering firm has reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for a 100 tonnes per day (‘tpd’) operation and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. Other buildings and surface infrastructure will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced.

During 2017 work in progress or completed is as follows:

•	Completed a review of potential scenarios for developing a long term mine operating plan
•	Since it was determined that the 800 level needed rehabilitative work, consultants were engaged to review and develop a plan for the repairs, and their recommendations included the construction of a new tunnel on the 800 level, which would allow earlier access to the resources below the 800 level. Geotechnical engineering has been completed and approved by the Ministry of Energy, Mines and Petroleum Resources for rehabilitation of the 800 level tunnel
•	Received an approved Permit Amendment to the Mines Act Permit M207 from the Ministry of Energy, Mines, and Petroleum Resources
•	All equipment for the 100 tpd plant was removed from the mill building, and the building is now being modified and prepared for the next phase of expansion
•	Initial engineering was completed for the crushing circuit, which includes a larger jaw and secondary cone crusher
•	A test passive water treatment plant was designed and constructed, ready for commissioning in the first quarter of 2018

First Nations Education, Training & Engagement, and Collaboration

In 2017, Avino continued with the underground mining training for members of the St’at’imc communities, and the third training program with North Island College began in November in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

During 2017, Avino announced the signing of a non-binding Letter of Intent (“LOI”) to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is owned by 9 of the 11 St’át’imc Communities.

Eagle Property

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng, Avino Director, and the Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., both of whom are qualified persons within the context of National Instrument 43-101, and have reviewed and approved the technical data in this news release.

Objectives

Avino’s mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities, in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Complete the Mill Circuit 4 expansion to increase Avino Mine production;

3.	Conduct a successful drill program in 2018 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Management believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the year ended December 31, 2017 and 2016, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

San Gonzalo

Expressed in US$	2017					2016
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	6,017,735	2,019,296	$1,828,122	$1,401,522	$768,795	$7,076,211	$2,815,546	$1,291,445	$2,258,381	$710,839
Depletion and depreciation	(1,160,319)	(485,247)	(316,808)	(260,911)	(97,353)	(977,862)	(485,733)	(148,105)	(271,971)	(72,053)
Cash production cost	4,857,416	1,534,049	1,511,314	1,140,611	671,442	6,098,349	2,329,813	1,143,340	1,986,410	638,786
Silver equivalent ounces sold	604,132	193,510	132,509	134,559	143,554	835,246	289,961	179,823	209,955	155,507
Cash cost per silver equivalent ounce	$8.04	$7.93	$11.41	$8.48	$4.68	$7.30	$8.03	$6.36	$9.46	$4.11
General and administrative expenses	1,378,167	314,941	507,688	262,442	293,096	2,190,313	604,003	643,270	300,628	642,412
Share-based payments and G&A depreciation	(496,709)	(56,702)	(308,302)	(59,193)	(72,512)	(435,010)	(200,859)	(230,087)	(1,032)	(3,032)
Cash operating cost	5,738,874	1,792,288	1,710,700	1,343,860	892,026	7,853,652	2,732,957	1,556,523	2,286,006	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$9.50	$9.26	$12.91	$9.99	$6.21	$9.40	$9.43	$8.66	$10.89	$8.22

During the fourth quarter of 2017, the cash cost and all-in sustaining cash cost per silver equivalent ounce at the San Gonzalo Mine was consistent with the overall cash cost for 2017. Overall, costs at San Gonzalo have increased in 2017 compared to 2016, due to changes in grade and increases in production costs.

Avino Mine

Expressed in US$	2017					2016
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	15,957,395	3,501,106	$4,529,977	$4,028,087	$3,898,225	$12,084,589	$3,541,145	$4,243,372	$4,300,072	$-
Depletion and depreciation	(1,396,967)	(317,964)	(369,082)	(342,263)	(367,658)	(919,756)	(301,385)	(354,349)	(264,022)	-
Cash production cost	14,560,428	3,183,142	4,160,895	3,685,824	3,530,567	11,164,833	3,239,760	3,889,023	4,036,050	-
Silver equivalent ounces sold	1,641,814	403,775	449,794	407,443	380,802	1,200,372	354,518	428,972	416,882	-
Cash cost per silver equivalent ounce	$8.87	$7.88	$9.25	$9.05	$9.27	$9.30	$9.14	$9.07	$9.68
General and administrative expenses	3,952,628	657,146	1,723,320	794,675	777,487	2,817,257	738,178	1,523,264	555,815	-
Share-based payments and G&A depreciation	(1,536,415)	(118,313)	(1,046,513)	(179,238)	(192,351)	(795,698)	(245,018)	(548,825)	(1,855)	-
Cash operating cost	16,976,641	3,721,975	4,837,702	4,301,261	4,115,703	13,186,392	3,732,920	4,863,462	4,590,010	-
All-in sustaining cash cost per silver equivalent ounce	$10.34	$9.22	$10.76	$10.56	$10.81	$10.99	$10.53	$11.34	$11.01	$-

Cash cost and all-in sustaining cash cost per silver equivalent ounce at the Avino Mine has decreased in the fourth quarter of 2017 as the Company continues to move towards a lower cost mining method. During the second quarter of 2016, the Company commenced production at the Avino Mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Consolidated

Expressed in US$	2017					2016
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	21,975,130	5,520,402	$6,358,099	$5,429,609	$4,667,020	$19,160,800	$6,356,691	$5,534,817	$6,558,453	$710,839
Depletion and depreciation	(2,557,286)	(803,211)	(685,890)	(603,174)	(465,011)	(1,897,618)	(787,118)	(502,454)	(535,993)	(72,053)
Cash production cost	19,417,844	4,717,191	5,672,209	4,826,435	4,202,009	17,263,182	5,569,573	5,032,363	6,022,460	638,786
Silver equivalent ounces sold	2,245,946	597,285	582,303	542,002	524,356	2,035,618	644,479	608,795	626,837	155,507
Cash cost per silver equivalent ounce	$8.65	$7.90	$9.74	$8.90	$8.01	$8.48	$8.64	$8.27	$9.61	$4.11
General and administrative expenses	5,330,795	972,087	2,231,008	1,057,117	1,070,583	5,007,570	1,342,181	2,166,534	856,443	642,412
Share-based payments and G&A depreciation	(2,033,124)	(175,015)	(1,354,815)	(238,431)	(264,863)	(1,230,708)	(445,877)	(778,912)	(2,887)	(3,032)
Cash operating cost	22,715,515	5,514,263	6,548,402	5,645,121	5,007,729	21,040,044	6,465,877	6,419,985	6,876,016	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$10.11	$9.23	$11.25	$10.42	$9.55	$10.34	$10.03	$10.55	$10.97	$8.22

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Year ended December 31,
	2017	2016
Operating cash flows before movements in working capital	$6,910,165	$4,837,012
Weighted average number of shares outstanding
Basic	52,523,454	42,695,999
Diluted	53,320,009	43,791,451
Cash Flow per Share – basic and diluted	$0.13	$0.11

Working Capital

	December 31, 2017	December 31, 2016
Current assets	$26,590,784	$35,128,333
Current liabilities	(10,188,425)	(11,822,290)
Working capital	$16,402,359	$23,306,043

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2017	December 31, 2016	December 31, 2015	Note
Revenues	$33,358,641	$30,105,336	14,924,798	1
Cost of sales	21,975,130	19,160,800	8,573,200	2
Mine operating income	11,383,511	10,944,536	6,351,598
Operating expenses	5,330,795	5,007,570	3,329,166	3
Net income	2,653,461	1,503,531	378,087	4
Earnings per share – basic	$0.05	$0.04	$0.01	4
Earnings per share – diluted	$0.05	$0.03	$0.01	4
Total assets	102,627,862	93,793,897	63,108,377	5
Total non-current financial liabilities	7,458,366	8,864,131	7,528,029	6
Working capital	16,402,359	23,306,043	4,337,827	7

1.	Revenues were higher in 2017 and 2016, compared to 2015, as the Avino Mine commenced production effective April 1, 2016. The increase in 2017 compared to 2016, due to only nine months of sales for the Avino Mine in 2016 compared to the full year in 2017, was offset by lower realized metal prices for silver.

2.	Costs of sales reflect the costs of the production for the Avino and San Gonzalo mines. The gross margin on the sales of Avino Mine concentrates has been consistent from period to period, since production commenced on April 1, 2016, while the gross margin on sales of San Gonzalo Mine concentrates decreased slightly throughout 2017.

3.	Operating expenses in 2017 remained relatively consistent with those of 2016, but increased from those of 2015. This reflects the expanding operations and corporate activity that took place in 2016, and is expected to remain constant going forward. Although the Company’s operations are expanding, management continues to monitor operating expenses carefully to maintain efficient and effective operations. Operating expenses can fluctuate due to infrequent events, such as share-based payments.

4.	Net income was higher in 2017 compared to 2016 and 2015, primarily due to profits generated from the commencement of production at the Avino Mine effective April 1, 2016. As the Company transitioned to lower cost methods of mining, the increase was expected.

5.	Total assets have increased year over year, primarily due to additions of new equipment at the Avino Mine and San Gonzalo Mine, continued exploration and evaluation activities at the Bralorne Mine, and cash received from share and unit offerings. The Company remains committed to expanding through investments in existing capital projects, as well as exploring new potential projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

6.	Total non-current financial liabilities remained constant at December 31, 2017, 2016, and 2015. The fluctuations are related the timing of payments due to Samsung C&T U.K. Limited, as well as the timing of finance lease and equipment loan repayments.

7.	Working capital at December 31, 2017, decreased compared to 2016, as the Company has been investing in capital projects at both its Mexican operations, as well as at the Bralorne Mine. Working capital increased significantly at December 31, 2016, compared to 2015, primarily due to cash provided by operating and financing activities, as well as the recognition of inventory at the Avino Mine following the commencement of production effective April 1, 2016.

Results of Operations

Summary of Quarterly Results

	2017	2017	2017	2017	2016	2016	2016	2016
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$8,883,647	$8,435,743	$7,911,388	$8,127,863	$9,048,747	$10,035,932	$9,017,929	$2,002,728
Earnings (Loss) for the quarter	1,496,381	(715,774)	1,151,549	721,305	950,770	847,263	(336,748)	42,246
Earnings (Loss) per share - basic	$0.03	$(0.01)	$0.02	$0.01	0.02	0.02	(0.01)	0.00
Earnings (Loss) per share - diluted	$0.03	$(0.01)	$0.02	$0.01	0.02	0.02	(0.01)	0.00
Total Assets	$102,627,862	$101,207,430	$98,719,613	$97,445,910	$93,793,897	$79,791,805	$72,703,682	$65,976,061

•	Revenue in the quarters following the first quarter of 2016 were higher than that of previous quarters as the Company commenced production at the Avino Mine as of April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016. Since the commencement of production at levels intended by management at the Avino Mine, revenues have been relatively consistent.

•	Earnings in the third quarter of 2017 were lower than those of other quarters due to lower tonnes of concentrate produced and sold from San Gonzalo, as well as non-cash expenses such as share-based payment expenses. Earnings in the fourth quarter of 2017 were higher than those of preceding quarters due to lower mining costs and reduced general and administrative expenses.

•	Total assets have steadily increased throughout the quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. Refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Three months ended December 31, 2017, compared to the three months ended December 31, 2016:

	2017	2016	Note
Revenue from Mining Operations	$8,883,647	$9,048,747	1
Cost of Sales	5,520,402	6,356,691	2
Mine Operating Income	3,363,245	2,692,056	2
Operating Expenses
General and administrative expenses	802,537	899,442
Share-based payments	169,550	442,739	3
Income before other items	2,391,158	1,349,875
Other Items
Fair value adjustment on warrant liability	516,476	262,335	4
Interest and other income	67,081	42,291
Foreign exchange loss	(402,272)	(55,058)	5
Accretion of reclamation provision	(59,952)	(147,465)
Finance cost	(35,509)	(142,574)
Interest expense	(19,400)	(27,146)
Unrealized loss on long-term investments	(849)	(12,280)
Net Income Before Income Taxes	2,456,733	1,269,978
Income Taxes
Current income tax expense	(573,352)	(678,094)	6
Deferred income tax recovery	(387,000)	358,886	6
	(960,352)	(319,208)
Net Income	1,496,381	950,770	7
Earnings per Share
Basic	$0.03	$0.02	7
Diluted	$0.03	$0.02	7

1.	Revenues for the three months ended December 31, 2017, were $8,883,647 compared to $9,048,747 for the three months ended December 31, 2016. The decrease of $165,100 reflects a decrease in realised silver prices by 4%, offset by an increase in realized gold and copper prices by 1% and 29%, respectively.

2.	Cost of Sales for the three months ended December 31, 2017, were $5,520,402 compared to $6,356,691 for the three months ended December 31, 2016. The decrease of $836,289 reflects the sale of by-products in the three months ended December 31, 2017. As a result, Mine Operating Income increased for the three months ended December 31, 2017, compared to December 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

3.	Share-based payments for the three months ended December 31, 2017, totalled $169,550 compared to $442,739 for the three months ended December 31, 2016. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures, such as the construction of Mill Circuit 4. During the three months ended December 31, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and the Mexican peso.

6.	Current income tax expense was $573,352 for the three months ended December 31, 2017, compared to $678,094 in the three months ended December 31, 2016. Deferred income tax expense was $387,000 for the three months ended December 31, 2017, compared to a recovery of $358,886 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2017, primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

7.	As a result of the foregoing, net income for the three months ended December 31, 2017, was $1,496,381, an increase of $545,611 compared to net income of $950,770 for the three months ended December 31, 2016. The increase had an impact on basic and diluted earnings per share, increasing to $0.03 for the quarter ended December 31, 2017, from $0.02 for the quarter ended December 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Year ended December 31, 2017, compared to the year ended December 31, 2016:

	2017	2016	Note
Revenue from Mining Operations	$33,358,641	$30,105,336	1
Cost of Sales	21,975,130	19,160,800	2
Mine Operating Income	11,383,511	10,944,536	2
Operating Expenses
General and administrative expenses	3,312,432	3,788,867	3
Share-based payments	2,018,363	1,218,703	4
Income before other items	6,052,716	5,936,966
Other Items
Fair value adjustment on warrant liability	563,466	8,197	5
Interest and other income	245,810	52,122
Unrealized gain on long-term investments	5,002	(2,142)
Foreign exchange gain (loss)	(935,058)	156,260	6
Accretion of reclamation provision	(248,267)	(214,787)
Finance cost	(157,078)	(142,574)
Interest expense	(102,541)	(125,744)
Net Income Before Income Taxes	5,424,050	5,668,298
Income Taxes
Current income tax expense	(2,910,904)	(3,159,559)	7
Deferred income tax recovery (expense)	140,315	(1,005,208)	7
	(2,770,589)	(4,164,767)
Net Income	2,653,461	1,503,531	8
Earnings per Share
Basic	$0.05	$0.04	8
Diluted	$0.05	$0.03	8

1.	Revenues for the year ended December 31, 2017, were $33,358,641 compared to $30,105,336 for the year ended December 31, 2016. The increase of $3,253,305 reflects the commencement of production at the Avino Mine effective April 1, 2016.

2.	Mine operating income remained relatively constant, increasing slightly as a result of the commencement of production at the Avino Mine effective April 1, 2016, as the Avino Mine has a higher operating cost per silver-equivalent ounce. This was offset by the increased sales as a result of this commencement of production. As well, the Company’s gross margin on the sale of San Gonzalo concentrates decreased compared with previous periods, as the non-cash costs, such as depletion and depreciation, increased as the San Gonzalo Mine reaches the latter stages of its life.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel, and promotion. For the year ended December 31, 2017, general and administrative expenses were $3,312,432 compared to $3,788,867 for the year ended December 31, 2016. The decrease of $476,435 reflects cost savings achieved while further expanding operations and increasing corporate activity. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

4.	Share-based payments for the year ended December 31, 2017, totalled $2,018,363 compared to $1,218,703 for the year ended December 31, 2016. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. During the year ended December 31, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss. During the year ended December 31, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and appreciated compared to the Mexican peso, resulting in a foreign exchange gain.

7.	Current income tax expense was $2,910,904 for the year ended December 31, 2017, compared to $3,159,559 in the year ended December 31, 2016. Deferred income tax recovery was $140,315 for the year ended December 31, 2017, compared to deferred income tax expense of $1,005,208 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the year ended December 31, 2017, primarily relate to movements in the tax bases and mining profits at the Avino Mine and San Gonzalo Mine properties.

8.	As a result of the foregoing, net income for the year ended December 31, 2017, was $2,653,461, an increase of $1,149,930 compared to $1,503,531 for the year ended December 31, 2016. The increase resulted in basic and diluted earnings per share of $0.05 for the year ended December 31, 2017, compared to basic earnings per share of $0.04, and diluted earnings per share of $0.03, in the comparative period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

On July 31, 2017, the Company and Samsung C&T U.K. Limited (“Samsung”) agreed to amend the Company’s existing term facility by further extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending in July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In November 2016, the Company received gross proceeds of $11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10,000,000. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred expenditures of $500,421 for exploration and evaluation activities (net of foreign exchange movement of $554,843), acquired property and equipment of $7,164,125 (net of depreciation of $3,206,196), and made lease and loan repayments of $1,557,365 during the year ended December 31, 2017.

In advancing the Bralorne Mine, the Company incurred expenditures of $5,026,516 for exploration and evaluation activities (excluding depreciation of $715,796, share-based payments of $244,206, foreign exchange movement of $1,603,903 and change in reclamation provision of $3,900,447), acquired property and equipment of $243,291 (excluding depreciation of $716,246 and foreign exchange movement of $331,664), and made lease and loan repayments of $870,780 during the year ended December 31, 2017.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,938,077 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,619,268 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Discussion and analysis relating to the Company’s liquidity as at December 31, 2017 and December 31, 2016, is as follows:

Statement of Financial Position

	December 31, 2017	December 31, 2016
Cash	$3,419,532	$11,779,718
Working capital	16,402,359	23,306,043
Accumulated Deficit	(19,083,196)	(21,875,469)

Cash Flow

	December 31, 2017	December 31, 2016
Cash generated by (used in) operating activities	$(2,166,938)	$3,738,942
Cash generated by (used in) financing activities	(3,054,986)	20,005,636
Cash used in investing activities	(3,135,105)	(17,408,867)
Change in cash	(8,357,029)	6,335,711
Effect of exchange rate changes on cash	(3,157)	42,898
Cash, beginning of period	11,779,718	5,401,109
Cash, end of period	$3,419,532	$11,779,718

Operating Activities

Cash used in operating activities for the year ended December 31, 2017, was $2,166,938 compared to cash generated of $3,738,942 for the year ended December 31, 2016. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Financing Activities

Cash used in financing activities was $3,054,986 for the year ended December 31, 2017, compared to cash generated by financing activities of $20,005,636 for the year ended December 31, 2016, a decrease of $23,060,622. Cash used in financing activities for the year ended December 31, 2017, relates to the repayments of equipment loans, finance leases for mining equipment totalling $2,428,231 (December 31, 2016 - $2,118,883), and repayment of concentrate prepayments of $666,667 (December 31, 2016 - $666,666). During the year ended December 31, 2017, the Company issued common shares in brokered offerings generating net cash flows of $15,076 (December 31, 2016 – $21,842,496), and employees, consultants, and directors exercised stock options generating cash flows of $24,836 (December 31, 2016 – $948,689).

Investing Activities

Cash used in investing activities for the year ended December 31, 2017, was $3,135,105 compared to $17,408,867 for the year ended December 31, 2016. Cash used in investing activities during the year ended December 31, 2017, includes cash expenditures of $6,608,168 (December 31, 2016 - $3,682,938) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2017, the Company also incurred cash expenditures of $5,526,937 (December 31, 2016 - $8,312,934) on exploration and evaluation activities. The cash expenditures on exploration and evaluation activities for the year ended December 31, 2016, were reduced by concentrate sales of $4,587,005 from the Avino Mine. During the year ended December 31, 2017, the Company also redeemed $9,000,000 of the $10,000,000 in short-term investments purchased in the year ended December 31, 2016.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, were as follows:

	2017	2016	2015
Salaries, benefits, and consulting fees	$860,280	$1,276,684	$1,329,864
Share - based payments	1,717,592	890,669	-
	$2,577,872	$2,167,353	$1,329,864

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $232,076 (December 31, 2016 - $110,905, January 1, 2016 - $102,765) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2017. The following table summarizes the amounts due to related parties:

	December 31,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$139,047	$126,819	$118,703
Directors	41,660	44,919	34,495
Jasman Yee & Associates, Inc.	5,856	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$186,563	$199,393	$157,386

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, are summarized below:

	2017	2016	2015
Salaries and benefits	$450,382	$296,798	$242,134
Office and miscellaneous	566,664	506,534	392,687
Exploration and evaluation assets	351,545	248,304	243,236
	$1,368,591	$1,051,636	$878,057

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2017, 2016, and 2015, the Company paid $231,018, $503,741, and $620,366, respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering, and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2017, 2016, and 2015, the Company paid $80,163, $140,145, and $163,178, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2017, 2016, and 2015, the Company paid $23,102, $22,638, and $23,463, respectively to WWD.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments, and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three, January 1, 2016 - three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2017, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash at December 31, 2017, in the amount of $3,419,532 and working capital of $16,402,359 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand, and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2017 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,511,720	$3,511,720	$-	$-
Due to related parties	186,563	186,563	-	-
Minimum rental and lease payments	566,288	300,285	251,435	14,568
Term facility	9,141,679	4,396,312	4,745,367	-
Equipment loans	1,296,044	886,145	409,899	-
Finance lease obligations	2,499,543	1,203,882	1,295,661	-
Total	$17,201,837	$10,484,907	$6,702,362	$14,568

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk, and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars (“C$”):

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

	December 31, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$9,504,034	$320,751	$15,997,014	$270,562
Long-term investments	-	42,368	-	35,873
Reclamation bonds	-	895,500	-	145,500
Amounts receivable	-	131,961	-	52,779
Accounts payable and accrued liabilities	(27,482,356)	(603,463)	(21,006,749)	(1,249,038)
Due to related parties	-	(224,664)	-	(267,726)
Equipment loans	-	(781,675)	-	(1,423,042)
Finance lease obligations	(750,795)	(1,002,470)	(865,526)	(1,465,333)
Net exposure	(18,729,117)	(1,221,692)	(5,875,261)	(3,900,425)
US dollar equivalent	$(949,465)	$(973,847)	$(284,363)	$(2,904,910)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2017, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2017 by approximately $326,558 (2016 - $350,284, 2015 - $35,342). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $223,625 (2016 - $581,031, 2015 - $376,543).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2017, a 10% change in market prices would have an impact on net earnings of approximately $3,377 (2016 - $2,672, 2015 – $2,797).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,419,532	$-	$-
Short-term investments	1,000,000	-	-
Amounts receivable	-	4,634,997	-
Long-term investments	33,773	-	-
Financial liabilities
Warrant liability	-	-	(1,161,109)
Total financial assets and liabilities, net	$4,453,305	$4,634,997	$(1,161,109)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in “Transactions with Related Parties”.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2017	December 31, 2016	January 1, 2016
Not later than one year	$300,285	$1,540,386	$151,057
Later than one year and not later than five years	251,435	556,955	541,360
Later than five years	14,568	19,972	31,757
	$566,288	$2,117,313	$724,174

Office lease payments recognized as an expense during the year ended December 31, 2017, totalled $81,073 (2016 - $82,704; 2015 - $86,975).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Changes in Accounting Standards

The Company’s consolidated financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued the Annual Improvements 2014-2016 cycle, effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of December 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has not committed to either application, but it is expected that the Company will apply the full retrospective approach upon transition on January 1, 2018.

Under IFRS 15, revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to the customers. The Company has evaluated the impact of applying IFRS 15, by analyzing its concentrate sales agreements, and concluded that there is no material change in the timing of revenue recognized under the new standard, and based on the facts and circumstances at December 31, 2017, there will be no material impact to the timing of the Company’s recognition of revenues.

IFRS 15 also requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. Under the terms of a number of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Under IFRS 15, the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time, as the obligations are fulfilled. Based on the facts and circumstances at December 31, 2017, the Company has determined that the impact of this change is insignificant, and there will be no material impact to the Company’s recognition of revenues.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

IFRS 15 contains presentation and disclosure requirements which are currently more detailed than current standards, with many requirements being new. Under IFRS 15, the Company will present disclosure relating to the timing of completion of the Company’s performance obligations, and the portion of revenue related to provisional pricing adjustments on its concentrate sales will also be separately disclosed.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no financial instruments designated as hedging arrangements under IAS 39.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at April 2, 2018, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	52,778,153	-	-
Warrants	3,602,215	$1.00 - $2.00	0.95 – 1.66
RSUs	592,172	-	1.42 – 2.47
Stock options	3,153,500	C$1.62 - C$2.95	0.44 – 4.52
Fully diluted	60,126,040

The following are details of outstanding stock options as at December 31, 2017, and April 2, 2018:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2017)	Number of Shares Remaining Subject to Options (April 2, 2018)
February 18, 2018	C$1.60	147,500	-
September 9, 2018	C$1.62	276,000	276,000
September 19, 2019	C$1.90	622,500	620,000
December 22, 2019	C$1.90	105,000	105,000
September 2, 2021	C$2.95	707,500	682,500
September 20, 2022	C$1.98	1,435,000	1,430,000
October 6, 2022	C$1.98	40,000	40,000
Total:		3,333,500	3,153,500

The following are details of outstanding stock options as at December 31, 2017, and April 2, 2018:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2017)	Number of Underlying Shares (April 2, 2018)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
Total:		3,602,215	3,602,215

The following are details of outstanding warrants as at December 31, 2017, and April 2, 2018:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2017)	Number of Shares Remaining Subject to RSUs (April 2, 2018)
September 2, 2019	511,672	511,672
September 20, 2020	80,500	80,500
Total:	592,172	592,172

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2017, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2017, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Unresolved Staff Comments with the SEC

ln late December 2017, Avino received written comments from the Staff of the SEC regarding our financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2016. We have responded to those comments and have received follow-up letters from the Staff in which the Company has responded to such follow-up letters.

The substance of the principal unresolved comments involve providing further information regarding (i) development-type costs that were included in our exploration and evaluation assets; (ii) mine and camp costs, and milling, processing and labor costs incurred during our evaluation phase of mine operations; (iii) exploration and evaluation activities as they relate to reclamation provisions; (iv) methodology of classifying development-type costs as capitalized assets; and (v) factors considered to determine that we had entered into commercial production.

While we believe that we have addressed the Staff's comments raised in their various letters, as of the date of the filing of this Annual Report, there remains the above unresolved, outstanding staff comments including our responses to such outstanding comments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 2, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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